
CPG INTERNATIONAL
Building Products. Better.

2007 Third Quarter Earnings Call


AZEK
Building Products
SCRANTON PRODUCTS

November 13, 2007


CPG INTERNATIONAL
Building Products. Better.

Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our senior secured credit facility and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit facility and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Santana Holdings Corp. (the "Santana Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's September 30, 2007 10-Q, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreement and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreement and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.


CPG INTERNATIONAL
Building Products. Better.

About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Mouldings, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http://www.cpgint.com.

Please note:

To access the conference call, dial (866) 315-3365 and enter Conference ID 20151742. A replay of the call will be available for one week after the event by dialing (800) 642-1687 or (706) 645-9291 and entering Conference ID 20151742.


CPG INTERNATIONAL
Building Products. Better.

3rd Quarter Financial Highlights

- **Market Conditions:** Housing starts down 24% from prior year
- **Revenue:** Up 25.5% to $82.6mm
  - Procell acquisition and Trim/Mouldings growth offset by SP Commercial
- **Gross Margin:** Total 28.5% vs. 26.0% in 3Q ’06
  - Volume, material costs, operational improvements, Santana integration
- **SG&A:** 16.1% of revenue vs. 16.3% in 3Q ’06
  - Increased scale, controlled costs offset by one time expenses
- **Adjusted EBITDA:** Up 56.1% to $16.5mm; 20.0% margin
- **Net Income:** $0.3mm, up from $(0.8)mm in 3Q ‘06


CPG INTERNATIONAL
Building Products. Better.

Introduction

Mission:

Be the Leading Supplier of Premium Low Maintenance Building Products

Objective

- Increase market penetration
  - Geographies
  - Multi-Product offering
  - Distribution channels
- Improve cost position
  - Operational efficiency
  - Functional excellence
  - Leverage scale
- Product Leadership/Innovation
  - New products
  - Product enhancements
  - Expanded R&D

Strengthen our culture

Customers, Employees, Investors, Vendors


CPG INTERNATIONAL
Building Products. Better.

Operational Highlights – Scranton Products

- **Market Penetration:**
  - Acquisition disruption to sales channel now evident
  - Sales channel restructuring underway
  - Focus on key dealers and productive reps
  - Locker growth continues, up 76% YTD
  - Modified organizational structure for greater customer focus and business integration
- **Cost Position:**
  - Acquisition integration lowered Q3 costs 16%
  - Plant layout, lean initiatives paying dividends
  - Managing working capital tightly, inventory down 11%
- **Product Leadership:**
  - New locker redesign
  - Fire rating enhancement


CPG INTERNATIONAL
Building Products. Better.

Operational Highlights – AZEK

- **Market Penetration:** Housing starts down 24% from prior year
  Demand for cellular PVC decking growing
  Year over year (YOY) growth in AZEK Trim/Moulding
  Q3 volume up 30.1%
  Expanding "full-line" and decking distributors
  Targeting under-penetrated geographic markets
  Moulding product launch successful and growing
  Test program in progress with 98 Home Depot stores
  Winter buy program & dealer sign up underway
- **Cost Position:** Tripling decking capacity
  Improved scheduling/production planning
  Managing working capital tightly, inventory down 26%
- **Product Leadership:** Expanded mouldings line
  New dark colors for decking line


CPG INTERNATIONAL
Building Products. Better.

Quarterly Revenue


Revenue
($ in millions)
YOY $16.8
or 25.5%
AZEK
SP
$65.7
$51.3
$94.4
$77.1
$82.6
$32.0
$33.7
$20.9
$30.4
$25.4
$69.0
$28.9
$48.2
$26.2
$56.4
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07


Volume & ASP
(lbs in millions)
Volume
ASP
$1.47
$1.39
$1.28
$1.41
$1.38
44.7
36.9
73.5
54.7
60.0
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07

Variance Analysis

($ in millions)

Q3 ’06 Rev	$65.7
Procell PF ‘06	10.8
Q3 ’06 PF Rev	$76.5
AZEK	11.9
SP	(5.9)
Total	$82.6

YOY $6.1
or 8.0%

- YOY revenue growth 25.5%
  - Procell Acquisition
  - AZEK Trim, Decking & Mouldings growth
  - SP sales channel restructuring underway


CPG INTERNATIONAL
Building Products. Better.

Quarterly Earnings


Adjusted EBITDA
($ in millions)
YOY $5.9
or 56.1%
Adjusted EBITDA
Margin
16.1%
16.0%
22.7%
19.0%
20.0%
$10.6
$8.2
$21.4
$14.7
$16.5
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07


Gross Margin/SG&A
(% of revenue)
26.0%
26.9%
29.2%
28.1%
28.5%
16.3%
21.1%
11.3%
15.6%
16.1%
Gross Margin
SG&A
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07

Variance Analysis
($ in millions)

Q3 '06 Adj. EBITDA	$10.6
Procell PF '06	2.3
Q3 '06 PF Adj. EBITDA	$12.9
Change	3.6
Total	$16.5

YOY $3.6
or 27.9%

- YOY Adj. EBITDA growth 56.1%
  - Procell Acquisition/Rev growth
  - Lower material costs
  - Increased productivity/efficiency
  - Leveraging SG&A spend


CPG INTERNATIONAL
Building Products. Better.

Year to Date Performance

Revenue/Pro Forma (PF)
($ in millions)

Reported Revenue
Pro Forma

YOY $13.1 or 5.4%

$243.7
$33.2
$210.5
YTD '06

$257.5
$3.4
$254.1
YTD '07


Pro Forma Adj. EBITDA
($ in millions)
Reported EBITDA
Pro Forma
YOY $10.5
or 24.6%
$42.8
$6.8
$36.1
$53.3
$0.7
$52.6
YTD '06
YTD '07

Revenue Variance Analysis
($ in millions)

YTD Q3 '06 Rev	$210.5
Procell PF '06	23.2
Santana PF '06	10.1
YTD Q3 '06 PF Rev	$243.7
Procell PF '07 (Jan)	3.4
SP	(8.3)
AZEK	18.7
Total	$257.5

- Pro Forma Revenue and EBITDA up strongly
  - AZEK Deck growth offsetting SP decline
  - Improved profitability


CPG INTERNATIONAL
Building Products. Better.

Capital Expenditures

Quarter CapEx
($ in millions)

YOY $1.4
or 42.4%

	Q3 '06	Q3 '07
Quarter CapEx	$3.3	$4.7

YTD CapEx
($ in millions)

YOY $(3.4)
or (24.5)%

	YTD '06	YTD '07
YTD CapEx	$13.8	$10.4

Historical CapEx
($ in millions)


$8.4
$7.4
$7.3
$21.8
$17.0
$11 - $15
2002
2003
2004
2005
2006
2007

- Strategic investment continues
  - Decking capacity in both Foley and Scranton
- Ample capacity to serve market


CPG INTERNATIONAL
Building Products. Better.

Working Capital Management


Inventory and Inv Days
($ in millions)
YOY $(3.2)
or (8.2)%
Days
73
111
51
61
55
$39.0
$45.5
$37.1
$37.1
$35.8
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07


AR and AR Days
($ in millions)
YOY $(2.2)
or (6.3)%
Days
48
52
39
45
36
$34.8
$29.3
$40.1
$38.2
$32.6
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07


Inv/AR/Prepaid less AP/Accrued(1)
($ in millions)
% TTM Rev
18.8%
18.4%
15.9%
16.8%
14.3%
$49.3
$48.1
$44.1
$48.5
$43.8
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07

- Tightly managing working capital
  - Inventory down despite acquisition and growth
  - AR days lower YOY
  - AP in line with historical norms

Footnote:
(1) Excludes $6.9mm of accrued earn-out.


CPG INTERNATIONAL
Building Products. Better.

Liquidity Position

Net Debt(1) & Net Debt/EBITDA(2)
($ in millions)


$263.2
$256.0
$274.5
$267.2
$267.9
5.8x
5.6x
4.8x
4.5x
4.2x
Net Debt
Debt/EBITDA
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07

Liquidity
($ in millions)


Revolver
Cash
$24.6
$31.6
$50.3
$57.3
$56.3
Q3 '06
Q4 '06
Q1 '07
Q2 '07
Q3 '07

- De-leveraging in difficult environment
- Focused on Cash
- Liquidity position at $56.3mm
- Trailing Twelve Month Adjusted Pro Forma EBITDA of $63.3

Footnotes:
(1) Net debt defined as total debt and capital lease obligations less cash
(2) Trailing twelve month pro forma adjusted EBITDA as defined in Credit Agreement


CPG INTERNATIONAL
Building Products. Better.

2007 Adjusted EBITDA Guidance(1)

- Adjusted EBITDA growth ranges from 47% to 58%


Low
High
$65mm
$70mm

Downside:

- Further decline in residential housing market
- Resin prices continue upward
- Procell distributor transition

Upside:

- Higher AZEK® Trim/Moulding growth
- Higher AZEK® Deck growth

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for 2006, subject to the timing of the Santana and Procell Acquisitions.


CPG INTERNATIONAL
Building Products. Better.

APPENDIX


CPG INTERNATIONAL
Building Products. Better.

Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2006	Add: Nine Months Ended September 30, 2007	Less: Nine Months Ended September 30, 2006	Twelve Months Ended September 30, 2007
Net (loss) income	$ (485)	$ 6,585	$ 2,602	$ 3,498
Interest expense, net	28,685	25,385	21,239	32,831
Income tax expense (benefit)	230	5,503	887	4,846
Depreciation and amortization	13,813	12,866	9,991	16,688
EBITDA	42,243	50,339	34,719	57,863
Relocation and hiring costs	81	—	81	—
Retiring executive costs	385	—	247	138
Management fee and expenses	1,021	1,330	589	1,762
Severance costs	—	805	—	805
Settlement charges	—	500	—	500
Gain on sale of property	—	(443)	—	(443)
Santana Acquisition costs	519	13	423	109
Procell non—recurring charges	26	60	—	86
Adjusted EBITDA	$ 44,275	$ 52,604	$ 36,059	$ 60,820
Pro forma adjustments[1]	8,582	710	6,780	2,512
Adjusted EBITDA with pro forma adjustments	$ 52,857	$ 53,314	$ 42,839	$ 63,332

(1) Represents the pro forma effect from Santana and Procell Decking as if the Santana Acquisition and the Procell Acquisition took place on October 1, 2006, as defined by our credit agreement.


CPG INTERNATIONAL
Building Products. Better.

Net Income to Adjusted EBITDA Reconciliation-QTD

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006
Net income (loss)	$ 342	$ (756)
Interest expense, net	8,464	8,129
Income tax expense (benefit)	1,675	(1,145)
Depreciation and amortization	4,736	3,617
EBITDA	$ 15,217	$ 9,845
Reconciliation to Adjusted EBITDA:		
EBITDA	$ 15,217	$ 9,845
Non-recurring items:		
Retiring executive costs	—	138
Severance costs	744	—
Relocation and hiring costs	—	41
Ownership management fee	580	375
Non-recurring /acquisition costs	—	195
Adjusted EBITDA	$ 16,541	$ 10,594


CPG INTERNATIONAL
Building Products. Better.

Quarterly Volume Information

2007				
	Q1	Q2	Q3	YTD
AZEK Building Products	60,581	40,481	46,944	148,006
Scranton Products	12,874	14,187	13,035	40,096
Total	73,455	54,668	59,979	188,102

2006				
	Q1	Q2	Q3	YTD
AZEK Building Products	47,589	32,650	28,636	108,875
Scranton Products	10,235	14,606	16,112	40,953
Total	57,824	47,256	44,748	149,828


CPG INTERNATIONAL
Building Products. Better.

CPG

CPG INTERNATIONAL
Building Products. Better.

- AZEK Building Products
  - Residential
    - AZEK Trim
    - AZEK Deck
    - AZEK Moulding
  - Industrial
    - CELTEC
    - Vycom
      Division of AZEK Building Products
- SCRANTON PRODUCTS
  Worry-Free Brands. Your Every Need.™
  - Industrial
    - Flametec
    - HITEC® HIGH DENSITY POLYETHYLENE (HDPE)
    - SEABOARD
  - Commercial
    - COMTEC INDUSTRIES
    - HINY HIDERS Santana Products
    - CAPITOL PARTITIONS INC.